Mail Stop 3561

June 27, 2007

<u>Via Fax and U.S. Mail</u>

Matthew A. Engel
Chief Financial Officer
Option One Mortgage Acceptance Corporation
3 Ada
Irvine, California 92618

Re: Option One Mortgage Loan Trust 2006-2
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 333-130870-01

Dear Mr. Engel,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Item 1117 Legal Proceedings</u>

1. We note on page 32 of the prospectus supplement that a class action, filed by Jeffrey Wright, *et al.*, was filed on February 28, 2006. Please either revise the disclosure to include a discussion of this case or advise us why this case no longer needs to be disclosed.

Item 1119 Affiliations and Certain Relationships and Related Transactions

2. Please revise the response to this item to indicate that this information has been previously
    provided in a 424 prospectus. The answer "None" seems to indicate that there are no
    affiliations or related transactions.

Item 1122 Compliance with Applicable Servicing Criteria

3. We note that the assessment reports prepared by Option One Mortgage and Wells Fargo Bank
    and the related attestation reports identify material instances of noncompliance with the
    servicing criteria in 1122(d)(1)(iv) and 1122(d)(3)(i). Please discuss the material instances of
    noncompliance in the body of the Form 10-K. See Item 1122(c)(1) of Regulation AB.

Signatures

4. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Engel is the
    senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form
    10-K. Additionally, please make corresponding changes to your Section 302 certification. See
    footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibits

5. The exhibits, as currently filed, are attached to Form 10-K. Please separately file the exhibits
    on EDGAR with a proper tag for each respective exhibit.

Exhibit 31 – Section 302 Certification

6. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of
    Regulation S-K. In this regard, please revise the last statement in paragraph 4 to state that the
    servicers have fulfilled their obligations under the servicing agreements "in all material
    respects."

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33(e) – ZC Sterling Insurance Agency, Inc.

7. The assessment report indicates that ZCSIA used the servicing criteria communicated to it by
    the servicer to assess compliance with the applicable servicing criteria. Please explain to us
    how this complies with Item 1122(a)(2) of Regulation AB, which requires that the party uses
    the criteria in Item 1122(d) to assess compliance with the applicable servicing criteria or revise.

Exhibit 35(b) – Servicing Compliance Statement of Wells Fargo Bank, NA

8. The statement discloses that the Pooling and Servicing Agreement is dated 1/1/2006. However,
    the agreement filed as exhibit 4.1 with Form 8-K on 7/17/07 is dated 6/1/2006. Please
    reconcile the inconsistency.

9. Kristen Ann Cronin and Gordon Johnson do not clearly state whether Wells Fargo has fulfilled all of its obligations under the relevant agreements or whether there has been a failure to fulfill any obligation in any material respect. Refer to Item 1123(b) of Regulation AB. Please revise. If you revise the servicer compliance statements to represent that Wells Fargo has fulfilled all of its obligations under the relevant agreement, please explain to us how you reached your conclusion, given that Wells Fargo's reports on assessment of compliance identified material instances of noncompliance with investor remittances and reporting.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director